Midstates Petroleum Company, Inc.

Midstates Petroleum Company LLC

4400 Post Oak Parkway, Suite 1900

Houston, Texas 77027

(713) 595-9400

September 25, 2013

Securities and Exchange Commission

100 F Street NE

Mail Stop 7010

Washington, D.C. 20549-7010

Attn:                    H. Roger Schwall

Division of Corporation Finance

Re:                             Registration Statement on Form S-4

Filed August 30, 2013

File No. 333-190915

Dear Mr. Schwall:

This letter supplements the Registration Statement on Form S-4 (File No. 333-190915) of Midstates Petroleum Company, Inc. (the “Company”) and Midstates Petroleum Company LLC (“Midstates Sub” and, together with the Company, the “Issuers”) with respect to an offer to exchange (the “Exchange Offer”) the Issuers’ 10.75% Senior Notes due 2020 (the “Outstanding Notes”), which were originally issued on October 1, 2012 to qualified institutional buyers and non-U.S. persons pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended (the “Securities Act”), for new notes with terms materially identical to the Outstanding Notes but which have been registered under the Securities Act (the “Exchange Notes”), and, therefore, will not be subject to the transfer restrictions applicable to the Outstanding Notes. In connection with the above-referenced Registration Statement on Form S-4 (the “Registration Statement”), the Issuers hereby confirm and represent as follows:

1.                                      The Issuers are registering the Exchange Offer in reliance on the position and representations of the staff of the Securities and Exchange Commission (the “Staff”) set forth in Shearman & Sterling, SEC No-Action Letter (available July 2, 1993), Morgan Stanley & Co., Inc., SEC No-Action Letter (available June 5, 1991), and Exxon Capital Holding Corp., SEC No-Action Letter (available May 13, 1988) (together, the “No Action Letters”).

2.                                      The Issuers have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Issuers’ knowledge and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Issuers will make each person participating in the Exchange Offer aware (through the prospectus or the letter of transmittal) that, if such person is tendering

Outstanding Notes in the Exchange Offer with the intention of participating in any manner in a distribution of the Exchange Notes, such person (i) cannot rely on the Staff’s position enunciated in the No Action Letters or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act, in connection with a secondary resale transaction. The Issuers acknowledge that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 or Item 508, as applicable, of Regulation S-K.

3.                                      The Issuers will make each person participating in the Exchange Offer aware (through the prospectus or the letter of transmittal) that any broker-dealer that will receive Exchange Notes for its own account in exchange for Outstanding Notes that were acquired as a result of market-making activities or other trading activities may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes.

4.                                      Neither the Issuers nor any of their respective affiliates have entered into any arrangement or understanding with any broker-dealer to distribute the Exchange Notes.

5.                                      The Issuers will include in the letter of transmittal to be executed by an exchange offeree in order to participate in the Exchange Offer a provision to the effect that if the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer will acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the Exchange Offer.  The letter of transmittal also will include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

[SIGNATURE PAGE FOLLOWS]

If any additional supplemental information is required by the Staff, please contact the undersigned at (713) 595-9400 or Matthew R. Pacey of Vinson & Elkins L.L.P., whose telephone number and mailing address are shown on the facing sheet of the Registration Statement.

Very truly yours,

MIDSTATES PETROLEUM COMPANY, INC.

By:	/s/ Thomas L. Mitchell
Name:	Thomas L. Mitchell
Title:	Executive Vice President and Chief Financial Officer

MIDSTATES PETROLEUM COMPANY LLC

By:	/s/ Thomas L. Mitchell
Name:	Thomas L. Mitchell
Title:	Executive Vice President and Chief Financial Officer

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Correspondence – 10.75% Notes